Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-170682
December 7, 2010

Lentuo International Inc.

Lentuo International Inc., or our company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, our company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-5616 (calling this number is not toll-free outside the United States). You may also access our company’s most recent prospectus dated December 7, 2010 by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1499673/000104746910010169/0001047469-10-010169-index.htm.

The following information supplements and updates the information contained in our company’s preliminary prospectus dated November 24, 2010.  All references to page numbers are to page numbers in Amendment No. 2 to the registration statement on Form F-1.

The “Recent Developments” section on page 54 has been replaced with the following:

Recent Developments

The following is a summary of our selected operating data and preliminary financial data for the three months and the nine months ended September 30, 2010.  Our financial results for these three-month and nine-month periods are based on our management accounts and have not been audited by the independent registered public accounting firm.  As a result, our preliminary financial results set forth below may be subject to change.  See “Special Note Regarding Forward-Looking Statements.”

In the three months ended September 30, 2010, we sold 4,871 new vehicles, representing a 29.5% increase over the third quarter of 2009 and a 26.0% increase over the second quarter of 2010.  We serviced approximately 32,210 vehicles at our dealerships in the three months ended September 30, 2010, representing a 15.4% increase over the third quarter of 2009 and a 5.5% increase over the second quarter of 2010.  The growth was primarily driven by the increased market demand and our enhanced sales efforts, consistent with the trend in recent quarters.  For the three months ended September 30, 2010, we recorded, subject to the adjustments described above:

•                  revenues of RMB945.9 million ($139.5 million), a 56.0% increase from RMB606.3 million ($89.4 million) in the same period of 2009;

•                  gross profit of RMB94.1 million ($13.9 million), a 5.8% increase from RMB88.9 million ($13.1 million) in the same period of 2009;

•                  operating income of RMB75.4 million ($11.1 million), a 7.4% increase from RMB70.2 million ($10.4 million) in the same period of 2009; and

•                  net income of RMB45.0 million ($6.6 million), a 2.5% increase from RMB43.9 million ($6.5 million) in the same period of 2009.

In the nine months ended September 30, 2010, we sold 11,884 new vehicles, representing a 6.6% increase over the same period of 2009. We serviced approximately 93,890 vehicles at our dealerships in the nine months ended September 30, 2010, representing a 26.1% increase over the same period of 2009.  The growth was primarily driven by the increased market demand and our enhanced sales efforts.  For the nine months ended September 30, 2010, we recorded, subject to the adjustments described above:

1

•                  revenues of RMB2,258.7 million ($333.1 million), a 33.5% increase from RMB1,691.3 million ($249.4 million) in the same period of 2009;

•                  gross profit of RMB249.8 million ($36.8 million), a 26.8% increase from RMB197.0 million ($29.0 million) in the same period of 2009;

•                  operating income of RMB193.3 million ($28.5 million), a 29.3% increase from RMB149.5 million ($22.1 million) in the same period of 2009; and

•                  net income of RMB112.4 million ($16.6 million), a 19.8% increase from RMB93.8 million ($13.8 million) in the same period of 2009.

We cannot assure you that our results for this interim period will be indicative of our results for the full year or future quarterly periods.  Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations.